UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pharsight Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

71721Q 10 1

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q 10 1

1.	Names of Reporting Persons WPG VC Fund Adviser, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71721Q 10 1

1.	Names of Reporting Persons WPG Enterprise Fund III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71721Q 10 1

1.	Names of Reporting Persons Weiss, Peck & Greer Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71721Q 10 1

1.	Names of Reporting Persons Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 71721Q 10 1

Item 1.
	(a)	Name of Issuer Pharsight Corporation
	(b)	Address of Issuer’s Principal Executive Offices 800 West El Camino Real, Suite 200 Mountain View CA, 94040

Item 2.
(a)

Name of Person Filing
The reporting persons are:

(1) WPG VC Fund Adviser, L.L.C. (“Adviser”);

(2) WPG Enterprise Fund III, L.L.C. (“WPG EF III”);

(3) Weiss, Peck & Greer Venture Associates IV, L.L.C. (“WPG VA IV”); and

(4) Weiss, Peck & Greer Venture Associates IV Cayman, L.P. (“WPG VA IV Cayman”).

	(b)	Address of Principal Business Office or, if none, Residence The address of each of the reporting persons is: 2730 Sand Hill Road, Suite 150 Menlo Park, CA 94025
(c)

Citizenship
Adviser is a limited liability company organized under the laws of the State of Delaware.

WPG EF III is a limited liability company organized under the laws of the State of Delaware.

WPG VA IV is a limited liability company organized under the laws of the State of Delaware.

WPG VA IV Cayman is a limited partnership organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”).
	(e)	CUSIP Number 71721Q 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 71721Q 10 1

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item (9) of the Cover Pages hereto.
(b) Percent of class: See Item (11) of the Cover Pages hereto.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item (5) of the Cover Pages hereto.
(ii) Shared power to vote or to direct the vote See Item (6) of the Cover Pages hereto.
(iii) Sole power to dispose or to direct the disposition of See Item (7) of the Cover Pages hereto.
(iv) Shared power to dispose or to direct the disposition of See Item (8) of the Cover Pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 71721Q 10 1

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2008.

WPG VC FUND ADVISER, L.L.C.

	By:	/s/ Gill Cogan
		Name:	Gill Cogan
		Title:	Member

WPG ENTERPRISE FUND III, L.L.C.

	By:	WPG VC Fund Adviser, L.L.C.,
its Fund Investment Advisory
Member

	By:	/s/ Gill Cogan
		Name:	Gill Cogan
		Title:	Managing Member

WEISS, PECK & GREER VENTURE ASSOCIATES IV, L.L.C.

	By:	WPG VC Fund Adviser, L.L.C.,
its Fund Investment Advisory
Member

	By:	/s/ Gill Cogan
		Name:	Gill Cogan
		Title:	Managing Member

WEISS, PECK & GREER VENTURE ASSOCIATES IV CAYMAN, L.P.

	By:	WPGVA IV Managing GP Overseas Ltd.,
its General Partner

	By:	/s/ Gill Cogan
		Name:	Gill Cogan
		Title:	Director

CUSIP No. 71721Q 10 1

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Pharsight Corporation.

EXECUTED as a sealed instrument this 12th day of February, 2008.

WPG VC FUND ADVISER, L.L.C.

By:	/s/ Gill Cogan
	Name:	Gill Cogan
	Title:	Member

WPG ENTERPRISE FUND III, L.L.C.

By:	WPG VC Fund Adviser, L.L.C.,
its Financial Investment Advisory Member

By:	/s/ Gill Cogan
	Name:	Gill Cogan
	Title:	Managing Member

WEISS, PECK & GREER VENTURE ASSOCIATES IV, L.L.C.

By:	WPG VC Fund Adviser, L.L.C.,
its Financial Investment Advisory Member

By:	/s/ Gill Cogan
	Name:	Gill Cogan
	Title:	Managing Member

WEISS, PECK & GREER VENTURE ASSOCIATES IV CAYMAN, L.P.

By:	WPGVA IV Managing GP Overseas Ltd.,
its General Partner

By:	/s/ Gill Cogan
	Name:	Gill Cogan
	Title:	Director